                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO.______)(1)

                              THE HE-RO GROUP, LTD.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    422047100
                                 (CUSIP Number)

                Hong J. Han                      Jeffrey M. Cole, Esq.
         Nah Nah Collection, Inc.               Baer Marks & Upham LLP
           213 West 35th Street                    805 Third Avenue
         New York, New York 10001              New York, New York 10022
              (212) 947-9000                        (212) 702-5700
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
                               and Communications)


                                December 24, 1997
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     422047100                           Page   2   of   7   Pages



    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        HONG J. HAN


    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                     (b) /X/


    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS*               00


    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                          / /


    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States


                          7.         SOLE VOTING POWER           9,708,653

       NUMBER OF
        SHARES
     BENEFICIALLY         8.         SHARED VOTING POWER             0
       OWNED BY
         EACH
       REPORTING          9.         SOLE DISPOSITIVE POWER      5,277,905
      PERSON WITH

                          10.        SHARED DISPOSITIVE POWER        0


   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       9,708,653*

             * Includes 4,430,748 shares subject to an Irrevocable Proxy granted to Mr. Han with respect to which shares Mr. Han has no pecuniary interest.



   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /


   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     81.0%


   14.       TYPE OF REPORTING PERSON*            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     422047100                           Page   3   of   7   Pages



         ITEM 1. SECURITY AND ISSUER

                  The class of equity securities to which this Statement on
         Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of The He-Ro Group, Ltd. ("He-Ro" or the "Issuer"). The principal executive offices of the Issuer are located at 530 Seventh Avenue, New York, New York 10018.


         ITEM 2. IDENTITY AND BACKGROUND

                  Hong J. Han's business address is c/o Nah Nah Collection, Inc., 213 West 35th Street, New York, New York 10001. Mr. Han's principal occupation is President of Nah Nah Collection, Inc. ("Nah Nah") and President and Chief Executive Officer of the Issuer.

                  During the last five years, Mr. Han has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Han is a citizen of the United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In consideration of the issuance by the Issuer to Mr. Han of 5,277,905 shares of Common Stock of the Issuer, Mr. Han transferred to the Issuer all of the outstanding capital stock of Nah Nah.


         ITEM 4. PURPOSE OF TRANSACTION

                           Mr. Han acquired the shares of the Common Stock of the Issuer in accordance with a Stock Purchase Agreement dated October 16, 1997 (the "Agreement"), among Mr. Han, Nah Nah, the Issuer and Della Rounick. Pursuant to the Agreement, on December 24, 1997 (the"Closing Date"), Mr. Han acquired 5,277,905 shares of Common Stock of the Issuer, or 44% of the Issuer's issued and outstanding capital stock, and the Issuer acquired from Mr. Han all of the issued and outstanding capital stock of Nah Nah, whereby Nah Nah became a wholly-owned subsidiary of the Issuer.

                  In addition, Ms. Rounick delivered to Mr. Han an irrevocable proxy (the "Irrevocable Proxy") granting to Mr. Han, or his designee, the right to vote the 4,430,748 shares of Common Stock owned by her. The Irrevocable Proxy has an initial term of three years, subject to extension upon the occurrence of certain conditions. Ms. Rounick agreed not to sell, transfer or dispose of any securities of the Issuer for a period of three years. After the expiration of the initial three year term of the Irrevocable Proxy, Rounick may sell shares covered by the Irrevocable Proxy free and clear of the Irrevocable Proxy, subject to Mr. Han's right of first

CUSIP No.     422047100                           Page   4   of   7   Pages



         refusal with respect to any such sale, and provided that Mr. Han owns a certain percentage of securities of the Issuer.

                  In addition, pursuant to the Agreement, on the Closing Date Martin C. Bring resigned from the Issuer's Board of Directors and Mr. Han was elected as a member of the Issuer's Board of Directors and as president of the Issuer. Ms. Rounick, the other member of the Board of Directors, has agreed to fill remaining vacancies on the board with three designees of Mr. Han.

                  As of the Closing Date, the Issuer and its subsidiaries commenced doing business under the name The Nahdree Group. The Issuer intends to amend its certificate of incorporation to change its name to The Nahdree Group.

                  In addition, on the Closing Date, Mr. Han acquired all of the outstanding indebtedness of the Issuer to its junior bank group and approximately 82% of the outstanding indebtedness of The He-Ro Group, Inc., one of the Issuer's principal subsidiaries, to Della Rounick. For a description of these transactions, see Item 6.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                           (a) Mr. Han has acquired 5,277,905 shares of Common Stock of the Issuer and an Irrevocable Proxy (described above in Item 4 and attached hereto as Exhibit B) to vote 4,430,748 shares of Common Stock. Accordingly, Mr. Han beneficially owns 9,708,653 shares of Common Stock, or approximately 81% of the 11,995,238 issued and outstanding shares of Common Stock of the Issuer as of the date hereof.

                           (b) Mr. Han has sole voting power with respect to 9,708,653 shares of Common Stock, shared voting power with respect to zero shares of Common Stock, sole dispositive power with respect to 5,277,905 shares of Common Stock, and shared dispositive power with respect to zero shares of Common Stock

                           (c) Not applicable.

                           (d) Della Rounick is the record owner of the 4,430,748 shares of Common Stock subject to the Irrevocable Proxy granted to Mr. Han (as described in Item 4). Ms. Rounick is entitled to receive dividends (if any) with respect to such shares. In addition, as explained above in Item 4, Ms. Rounick may sell shares covered by the Irrevocable Proxy subject to certain restrictions, including a right of first refusal granted to Mr. Han. Ms. Rounick is entitled to receive the entire proceeds from any such sale of shares covered by the Irrevocable Proxy.

                  Other than Mr. Han and as explained herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                           (e) Not applicable.

CUSIP No.     422047100                           Page   5   of   7   Pages



         ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to certain conditions set forth in the Agreement, on the Closing Date, Mr. Han purchased from Ms. Rounick subordinated indebtedness of The He-Ro Group, Inc., a wholly-owned subsidiary of the Issuer ("HGI"), to the Estate of Herbert Rounick (of which Ms. Rounick is executrix) in the amount of $4,296,000, plus accrued interest. Ms. Rounick retained $1,000,000, plus accrued interest, of subordinated indebtedness. The aggregate indebtedness (in the principal amount of $6,660,801, which includes the accrued interest) is evidenced by subordinated notes of the Issuer in favor of each of Mr. Han and Ms. Rounick bearing interest at 9.278% per annum. The principal is due and payable on demand and the interest is due on the first of each month commencing January 1, 1998, or otherwise on demand. The Issuer and all of its subsidiaries (except HGI) have guaranteed payment and performance of the notes. According to the terms of a certain Debt Purchase and Intercreditor Agreement dated the Closing Date among Han, Rounick and HGI (the "Intercreditor Agreement"), which governs the notes, the payments on, and any conversion of, the notes, as well as other provisions of the notes, will be on a pari passu basis, subject to certain restrictions. The Intercreditor Agreement also provides that Ms. Rounick may not take any action to collect, enforce, convert or otherwise deal with her note unless Mr. Han has taken such action (in which event Ms. Rounick may take such action but only to the same extent and on the same terms as Mr. Han) or unless she has received Mr. Han's prior written consent.

                  On the Closing Date, Mr. Han also acquired all of the obligations due and owing by the Issuer to a junior bank group (for whom Marine Midland Bank N.A. was agent), and all the collateral therefor, under the fourth amended and restated revolving credit agreement dated as of May 15, 1995 between the Issuer and the junior bank group (the "Credit Agreement"), in the aggregate principal amount of $2,750,000. The obligations are evidenced by a term note to each bank in the junior bank group with interest at 2% above the prime rate. Mr. Han has none of the lending obligations under the Credit Agreement. The Issuer's indebtedness to Mr. Han, as successor to the junior bank group, is (i) subordinated to the Issuer's indebtedness to its new senior lender, Heller Financial, Inc., and (ii) secured by a second lien on the domestic inventory and accounts receivable, among other collateral, and a first lien on the inventory located in Hong Kong and China. Under the terms of a subordination and intercreditor agreement between Mr. Han and Heller Financial, Inc., all interest payments to Mr. Han are subject to certain conditions. The junior bank group also surrendered to the Issuer for cancellation warrants to purchase 250,000 shares of common stock of the Issuer.

                  Other than as described above and in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Han and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No.     422047100                           Page   6   of   7   Pages



         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Stock Purchase Agreement dated as of October 16, 1997 among the Issuer, Nah Nah, Mr. Han and Ms. Rounick.

                  Exhibit B - Irrevocable Proxy granted by Ms. Rounick in favor of Mr. Han.

                  Exhibit C - Debt Purchase and Intercreditor Agreement among Mr. Han, Della Rounick and The He-Ro Group, Inc.

CUSIP No.     422047100                           Page   7   of   7   Pages



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

         Dated: January 2, 1998




                                    /s/ Hong J. Han
                                    ---------------
                                        Hong J. Han